Exhibit 4(m)

SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT (the “Agreement”) is made and entered into as of this 30th day of May 2016 by and between:

(1)	PLDT COMMUNICATIONS AND ENERGY VENTURES, INC., a corporation organized and existing under Philippine laws, with principal office address at the 25th Floor, Smart Tower, 6799 Ayala Avenue, Makati City (“PCEV” or the “Seller”); and

(2)	METRO PACIFIC INVESTMENTS CORPORATION, a corporation organized and existing under Philippine laws, with principal office address at the 10th Floor, MGO Building, de la Rosa corner Legazpi Streets, Legazpi Village, Makati City (“MPIC” or the “Buyer”);

(Each of PCEV and MPIC, a “Party” and collectively, the “Parties”).

RECITALS:

(A)	MPIC and PCEV are both shareholders of Beacon Electric Asset Holdings, Inc. (the “Company”).

(B)	PCEV is the legal and beneficial owner of One Billion Two Hundred Ninety One Million Five Hundred Twelve Thousand Four Hundred Ninety Eight (1,291,512,498) common shares (excluding two (2) shares held by its nominees), and Nine Hundred Sixteen Million Seven Hundred Forty Thousand One Hundred Seventy Two (916,740,172) preferred shares of the Company, which represents fifty percent (50%) interest of PCEV in the Company.

(C)	The Seller desires to sell to the Buyer, and the Buyer is willing to purchase from the Seller, a portion of its share ownership in the Company consisting of Six Hundred Forty Five Million Seven Hundred Fifty Six Thousand Two Hundred Fifty (645,756,250) common shares and Four Hundred Fifty Eight Million Three Hundred Seventy Thousand Eighty Six (458,370,086) preferred shares (the “Shares”) of the Company representing approximately twenty five percent (25%) of the issued and outstanding common shares, and twenty five percent (25%) of the economic interest in the preferred shares of the Company, which are covered by stock certificates more particularly described in Schedule 1.

NOW, THEREFORE, for and in consideration of the foregoing premises and the covenants hereinafter contained, the Parties agree as follows:

1.	DEFINITIONS AND INTERPRETATIONS

1.1	Definitions

Unless the context otherwise requires, capitalized terms used in this Agreement shall have the meanings given to them in this Section 1.1.

“Agreement” means this Share Purchase Agreement, including the Schedules hereto.

“BIR” means the Bureau of Internal Revenue.

“Board” means the Board of Directors of a relevant entity.

“Buyer” has the meaning given to that term in the preamble to this Agreement.

“CAR” has the meaning given to that term in Section 5.2(b).

“Claim Period” has the meaning given to that term in Section 6.2(c).

“Company” has the meaning given to that term in the preamble to this Agreement.

“Defaulting Party” has the meaning given to that term in Section 6.1(b).

“Encumbrance” means a mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, third-party right or interest, assignment, deed of trust, other encumbrance or security interest of any kind, or another type of preferential arrangement (including, without limitation, a title transfer or retention arrangement) having similar effect, any proxy, power of attorney, voting trust arrangement, interest, or any adverse claim as to title, possession or use.

“Non-Defaulting Party” has the meaning given to that term in Section 6.1(b).

“₱” means the lawful currency of the Philippines.

“PDRCI” has the meaning given to that term in Section 8.

“Rules” has the meaning given to that term in Section 8.

“Seller” has the meaning given to that term in the preamble to this Agreement.

“Seller Warranties” means the Seller’s representations and warranties under Sections 4.1 and 4.2.

“Share Purchase Price” has the meaning given to that term in Section 2.2(a).

“Shares” has the meaning given to that term in the preamble to this Agreement.

“Transfer Date” means the date designated by the Buyer pursuant to Section 3(a) when the transfer of the Shares contemplated by this Agreement will be completed, which shall in no case be later than 30 May 2016.

2.	SALE AND PURCHASE

2.1	Sale and Purchase of Shares

(a)	On the Transfer Date, in consideration of the Share Purchase Price and upon the terms and subject to the conditions of this Agreement, the Seller shall sell to the Buyer, and the Buyer shall purchase from the Seller, all of the Seller’s rights, title and interests in and to the Shares, free and clear of any and all Encumbrances.

(b)	The rights, title and interest of the Seller in and to the Shares to be sold to and purchased by the Buyer hereunder include: (i) all shares hereafter issued by the Company by way of stock dividends on the Shares; (ii) except with respect to the Seller’s Special Dividends (as defined in Section 5.3(a) below), all cash dividends hereafter declared or paid on the Shares; (iii) all other rights hereafter accruing on the Shares; and (iv) the proceeds of all of the foregoing.

2.2	Payments

Subject to the terms and conditions of this Agreement, the aggregate price to be paid to the Seller by the Buyer for the Shares (including, without limitation, all rights referred to in Section 2.1(b)) shall be Philippines Pesos: Twenty Six Billion Two Hundred Million Pesos (₱26,200,000,000.00) (the “Share Purchase Price”) comprised of: (a) Philippines Pesos: Twenty Billion Four Hundred Thirteen Million Three Hundred Eighty Eight Thousand Nine Hundred Sixty Two and 50/100 (₱20,413,388,962.50) or approximately Philippine Pesos: Thirty One and 612/1000 (₱31.612) per Common Share; and (b) Philippine Pesos: Five Billion Seven Hundred Eighty Six Million Six Hundred Eleven Thousand Thirty Seven and 50/100 (₱5,786,611,037.50) or approximately Philippine Pesos: Twelve and 62/100 (₱12.62) per Preferred Share.

The Share Purchase Price shall be paid in installments as follows:

(a)	Upon execution hereof, Philippine Pesos: Seventeen Billion (₱17,000,000,00.00), representing 64.9% of the Share Purchase Price, in cash, to be remitted by the Buyer to a bank account designated by the Seller;

(b)	Within the month of June 2017, the exact date to be mutually agreed upon by the Buyer and the Seller (failing which, such date shall be deemed to be the last business day of June), Philippine Pesos: Two Billion One Million Three Hundred Forty Thousand Nine Hundred Thirty Seven (₱2,001,340,937.00), representing 7.6% of the Share Purchase Price, in cash, to be remitted by the Buyer to a bank account designated by the Seller;

(c)	Within the month of June 2018, the exact date to be mutually agreed upon by the Buyer and the Seller (failing which, such date shall be deemed to be the last business day of June), Philippine Pesos: Two Billion One Million Three Hundred Forty Thousand Nine Hundred Thirty Seven (₱2,001,340,937.00), representing 7.6% of the Share Purchase Price, in cash, to be remitted by the Buyer to a bank account designated by the Seller;

(d)	Within the month of June 2019, the exact date to be mutually agreed upon by the Buyer and the Seller (failing which, such date shall be deemed to be the last business day of June), Philippine Pesos: Two Billion One Million Three Hundred Forty Thousand Nine Hundred Thirty Seven (₱2,001,340,937.00), representing 7.6% of the Share Purchase Price, in cash, to be remitted by the Buyer to a bank account designated by the Seller; and

(e)	Within the month of June 2020, the exact date to be mutually agreed upon by the Buyer and the Seller (failing which, such date shall be deemed to be the last business day of June), Philippine Pesos: Three Billion One Hundred One Hundred Ninety Five Million Nine Hundred Seventy Seven Thousand One Hundred Eighty Nine (₱3,195,977,189.00), representing 12.2% of the Share Purchase Price, in cash, to be remitted by the Buyer to a bank account designated by the Seller.

3.	TRANSFER

(a)	The Buyer shall send a written notice to the Seller advising the Seller of the Transfer Date, which shall be a date no earlier than two (2) business days from the date of such written notice.

(b)	On the Transfer Date, the Seller and the Buyer shall execute a deed of absolute sale of shares substantially in form attached hereto as Annex “A”.

(c)	As of the Transfer Date, the Buyer shall have partially paid the Share Purchase Price to the Seller as provided in Section 2.2(a) above.

4.	REPRESENTATIONS AND WARRANTIES

4.1	Common Representations

The Seller hereby represents and warrants to the Buyer, and the Buyer hereby represents and warrants to the Seller, as follows:

(a)	It is a corporation duly organized, validly existing, and in good standing under the laws of the Philippines and has the corporate power and authority to carry on its business as it is now being conducted or presently proposed to be conducted.

(b)	It has full power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. Its execution and delivery of this Agreement and consummation of the transactions contemplated hereby have been duly authorized by its Board, and no other corporate action or corporate proceeding is necessary to authorize this Agreement or the transactions contemplated hereby.

(c)	All third party consents and approvals for the execution and delivery by it of this Agreement and its consummation of the transactions contemplated hereby have been obtained and remain valid and subsisting.

(d)	This Agreement has been duly and validly executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.

(e)	The execution and delivery of this Agreement, and the performance of its obligations hereunder, do not and will not violate any applicable laws and will not conflict with or result in a breach of its articles of incorporation, by-laws or equivalent charter documents or any contract, agreement or other obligation to which it is a party or for which it may be bound, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any such contract, agreement or obligation.

4.2	Additional Representations and Warranties of Seller

In addition to the representations and warranties under Section 4.1 above, the Seller hereby makes the following representations and warranties in favor of the Buyer:

(a)	As of the date of this Agreement and prior to the transfer of the Shares from the Seller to the Buyer on Transfer Date, the Seller is the legal and beneficial owner of the Shares. Upon the transfer of the Shares from the Seller to the Buyer on the Transfer Date, full legal and beneficial title to the Shares will pass to the Buyer or its designees or assignees, free and clear of any and all Encumbrances.

(b)	As of the date of this Agreement, the Shares comprise approximately twenty five percent (25%) of the issued and outstanding common shares of the Company as of the date hereof. All of the Shares are duly authorized, validly issued, fully paid for and non-assessable, and are, or on the Transfer Date will be, free and clear of any and all Encumbrances.

4.3	Survival of Representations and Warranties

The representations and warranties of the Parties under Section 4.1 and Section 4.2 hereof shall be true and correct as of the date of this Agreement and on all dates throughout the period ending on the Transfer Date with the same effect as though such representations and warranties had been made on and as of such dates.

5.	OTHER COVENANTS

5.1	Negative Covenants

The Seller shall not sell, alienate, or in any manner dispose of or create an Encumbrance on the Shares from the date of this Agreement up to the Transfer Date, except such transfer to the Buyer contemplated in this Agreement.

5.2	Affirmative Covenants

(a)	The Seller shall, without need of any further payment, act, notice or demand from the Buyer:

(i)	hold in trust for the Buyer (1) all shares hereafter issued by the Company by way of stock dividends on the Shares; (2) all cash dividends hereafter declared or paid on the Shares, other than the Seller’s Special Dividends which, for the avoidance of doubt, shall be retained by the Seller; (3) all property dividends including shares of stock in the investee companies of the Company hereafter declared or distributed as property dividends on the Shares, (4) all other rights hereafter accruing on the Shares; and (5) the proceeds of all of the foregoing;

(ii)	within three (3) business days from receipt of (1) any property or cash dividends declared or paid on the Shares from and after the date of this Agreement other than the Seller’s Special Dividends; (2) any and all other rights hereafter accruing on the Shares; and (3) the proceeds of any of the foregoing, turn over and deliver to the Buyer, at no additional cost to the Buyer, such property or cash dividends or other rights accruing on the Shares or any proceeds of any of the foregoing; and

(iii)	on the Transfer Date, transfer to the Buyer, in accordance with Section 3 hereof, at no additional cost to the Buyer, all shares hereafter issued by the Company by way of stock dividends on the Shares.

(b)	The Seller shall secure within a reasonable period after the Transfer Date, the required Certificate Authorizing Registration (“CAR”) from the BIR in respect of the sale of the Shares and deliver copies thereof to the Buyer.

(c)	Following its receipt of the CAR from the BIR and in any case no later than seven (7) business days thereafter, the Seller shall cause the registration of the Shares in the books of the Company, and the issuance of stock certificates, in the name of the Buyer;

5.3	Undertakings and Agreements Relating to the Distribution of Dividends and Voting

(a)	Each of the Buyer and Seller affirms their earlier agreement to support the undertaking of the Company that for the calendar year 2016, the Company shall, within July 2016, declare and distribute cash dividends from its unrestricted retained earnings to its common shareholders in proportion to their respective ownership percentage in the Company, in such amounts as may be distributable as dividends under Philippine law and allowed under all financing agreements to which it is a party and in any case, no less than the amount of P8,486,819,685 (“2016 Special Dividends”). Each of the Buyer and Seller acknowledge that on the basis of the Seller’s current ownership percentage in the Company, the Seller is entitled to fifty percent (50%) of the 2016 Special Dividends (“Seller’s Special Dividends”)

(b)	Each of the Buyer and Seller further affirms their agreement to waive (on a temporary basis during the period that the Share Purchase Price as defined under the Share Purchase Agreement dated 14 April 2015 between the Company and the Buyer remains outstanding and only in respect of the 2016 Special Dividends) their respective rights under the Articles of Incorporation of the Company requiring payment of dividends on the preferred shares prior to any payment of dividends on the common shares.

(c)	Notwithstanding the execution of the deed of absolute sale of shares by the Seller in favor of the Buyer on Transfer Date in accordance with Section 3(b) above, in consideration of the agreement of the Seller to receiving the Share Purchase Price on installments, the Buyer agrees that for as long as: (i) the Seller owns at least 20% of the outstanding capital stock of the Company, or (ii) the Share Purchase Price has not been fully paid by the Buyer, the Seller shall have the right to vote 50% of the outstanding capital stock of the Company. As such, Buyer hereby grants to Seller a stockholder’s proxy to vote or act by written consent with respect to the Shares. This proxy is coupled with an interest and shall be irrevocable and Buyer will take such further action and execute such other instruments as may be necessary to effectuate the intent of this proxy. For the avoidance of doubt, the entitlement granted herein to the Seller is limited to voting rights and the Seller shall only have such other shareholder rights to the extent of its percentage of legal and/or beneficial ownership in the Company.

5.4	Reliance

The Parties acknowledge that each of them has placed complete reliance on the covenants and undertakings contained in this Section 5 in agreeing to the transaction contemplated herein and in entering into this Agreement.

6.	TERMINATION

6.1	Events of Termination

This Agreement may be terminated without need of judicial intervention:

(a)	by mutual agreement of the Parties in writing;

(b)	at any time, by a Party (“Non-Defaulting Party”), by written notice to the other Party (the “Defaulting Party”) upon the occurrence of any of the following events:

(i)	if any of the representations and warranties of the Defaulting Party is found to be untrue and incorrect in any material respect by the Non-Defaulting Party and such defect is not cured within five (5) days (or such longer period as may be indicated in the relevant notice of the defect) from receipt of notice of the defect; or

(ii)	if the Defaulting Party fails to fulfill any material obligations required on its part to be fulfilled under this Agreement, and such default is not cured within five (5) days (or such longer period as may be indicated in the relevant notice of the default) from receipt of notice of the default; or

(c)	in case the sale transaction contemplated herein shall have not occurred within sixty (60) days from execution of this Agreement, provided however, that the Party who failed to fulfill the obligations which are applicable to it, and, thus, caused the completion of the sale transaction not to occur may not terminate this Agreement.

6.2	Effects of Termination

(a)	If this Agreement is terminated by mutual agreement of the Parties pursuant to Section 6.1(a) hereof, the Parties shall agree in writing on their respective liabilities or obligations to each other following such termination.

(b)	If this Agreement is terminated pursuant to Section 6.1(b) and (c) hereof, all further obligations of the Parties under this Agreement shall terminate without further liability or obligation of any Party to the other Party; provided, however, that the Defaulting Party shall be liable to the Non-Defaulting Party for any and all actual damages and losses suffered by the latter arising from or in connection with the cause(s) for termination provided in Section 6.1(b); and provided, further, that such termination shall be without prejudice to any right of action which the Non-Defaulting Party may have against the Defaulting Party under applicable law as a consequence or by reason of the breach or default of the Defaulting Party.

(c)	The termination of this Agreement shall not affect the right of the Seller to receive payment of any amounts relating to the Share Purchase Price that remain outstanding; provided, that if the Agreement was terminated by the Buyer on the basis of a claim of ownership by a third party over the Shares, payment of any amounts due on the Share Purchase Price shall be suspended without interest until such time as the third party claim is resolved (the period during which the third party claim remains unresolved shall hereinafter be referred to as the “Claim Period”). For this purpose, during the Claim Period, (i) all shares issued by the Company by way of stock dividends on the Shares; (ii) all cash dividends declared or paid on the Shares; (iii) all other rights accruing on the Shares; and (iv) the proceeds of all of the foregoing, rights or proceeds, which are delivered to the Buyer, shall be held in trust by it for the Seller and the Buyer shall turn over and deliver to the Seller, at no additional cost to the Seller, such portion of the property or cash dividends or other rights accruing on the Shares or any proceeds thereof as provided herein as soon as reasonably possible.

7.	TAXES, EXPENSES AND LATE PAYMENT PENALTY

(a)	The documentary stamp tax due on the sale and purchase of the Shares shall be for the account of the Buyer. All other taxes that may be imposed on or in connection with the sale and purchase of the Shares contemplated by this Agreement shall be for the account solely of the Seller.

(b)	All expenses incurred by or on behalf of either Party, including all fees and expenses of agents, representatives, counsel and accountants employed by such Party in connection with the authorization, preparation, execution and performance of this Agreement, shall be borne solely by the Party that incurred the same and the other Party shall have no liability in respect thereof.

(c)	In the event that any portion of the Share Purchase Price due under this Agreement shall not be paid or settled in full when due, the Buyer shall pay the Seller a late payment penalty of five and 50/100 percent (5.5%) per annum on any such past due and unpaid amount from and including the due date up to the date of payment or settlement in full.

8.	DISPUTE RESOLUTION

The Parties shall attempt in good faith to resolve and to strive to amicably settle through mutual consultation all disputes, controversies or claims arising out of or in connection with the interpretation or application of the provisions of this Agreement. If the Parties fail or are unable to reach an amicable settlement within thirty (30) days from the date a Party notified the other Party in writing of the existence of a dispute, the dispute will be settled and resolved through final and binding arbitration by an arbitration tribunal composed of three (3) members. The arbitration will be governed by the rules of the Philippine Dispute Resolution Center, Inc. (“PDRCI”) (the “Rules”).

Within thirty (30) days from the date of the request for arbitration submitted to the PDRCI in accordance with the Rules, each of MPIC and PCEV shall respectively choose one (1) individual to sit as a member of the arbitration tribunal, and the two (2) individuals thus chosen shall, within fifteen (15) days from receiving notice of their designation as arbitrators, choose the third member who will act as chairman of the arbitration tribunal. If any one of MPIC and PCEV fails to choose a member, or if the two members fail to name a third member of the tribunal within such 15-day period, the PDRCI shall appoint the relevant member in accordance with the Rules. The arbitration shall be held in Makati City and shall be conducted in English. Each of the Parties hereby irrevocably submits to the jurisdiction of said arbitral tribunal and acknowledges its competence, and each of the Parties hereby agrees that any judgment that may be rendered against it in any such arbitral proceeding will be conclusive and may be enforced in any jurisdiction by suit on the judgment or by such other means provided by law.

The Parties shall keep the arbitration confidential and shall not disclose to any person, other than those necessary to the proceedings, the existence of the arbitration, any information submitted during the arbitration, any document submitted or exchanged in connection with it, any oral submissions or testimony, transcripts, or any award unless disclosure is required by law or is necessary to challenge, recognize, or enforce an award. The relevant Parties shall cause their respective chosen arbitrators and the third arbitrator chosen by the latter to comply with this confidentiality provision before accepting their appointment.

This agreement to arbitrate shall be binding upon the heirs or successors and the assigns and any trustee, receiver or executor of each Party hereto. All direct costs of the arbitration proceeding, including fees and expenses of the arbitrators and any costs of translation, shall be borne equally by the Parties; other costs, including counsel and witness fees, shall be borne by the Party incurring them. The arbitrators shall have no power to waive, alter, amend, revoke or suspend any of the provisions of this Agreement. An award by the arbitrators shall be final and binding upon the Parties and not be subject to further appeal, and an order confirming the award or judgment upon the award may be entered or enforced by any court having jurisdiction.

9.	MISCELLANEOUS

9.1	Confidentiality

(a)	Subject to Section 9.1(b) hereof, the Parties shall treat as strictly confidential and not disclose this Agreement or any term hereof or the transaction contemplated in this Agreement.

(b)	Section 9.1(a) shall not prohibit disclosure or use of any information if and to the extent:

(i)	the disclosure or use is required by any stock exchange on which any shares or securities issued by the Parties or their direct or indirect shareholders are listed;

(ii)	the disclosure or use is required for the purpose of any judicial or quasi-judicial proceedings arising out of this Agreement or any other agreement entered into under or pursuant to this Agreement;

(iii)	the information is disclosed to any person who needs to know such information for the purposes of considering, evaluating, advising on or furthering the transactions contemplated by this Agreement; or

(iv)	the other Party has given prior written approval to the disclosure or use.

9.2	Notices

All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally, by facsimile transmission, or mailed (first class postage prepaid) to the Parties at the following addresses, facsimile numbers or email addresses:

If to the Seller:	Address: 25th Floor, Smart Tower, 6799 Ayala Avenue, Makati City

Fax No.: +(632) 893 6554

Attention: The President

If to the Buyer:	Address: 10th Floor, MGO Building, Dela Rosa Street corner Legazpi Street, Legazpi Village, Makati City, Philippines

Fax No.: +(632) 888 0813

Attention: The President

All such notices, requests and other communications will: (i) if delivered personally to the address as provided in this Section 9.2, be deemed given upon delivery; (ii) if delivered by facsimile transmission to the facsimile number as provided in this Section, be deemed given upon receipt; and (iii) if delivered by mail in the manner described above to the address as provided in this Section, be deemed given upon receipt (in each case regardless of whether such notice, request or other communication is received by any other person to whom a copy of such notice, request or other communication is to be delivered pursuant to this Section). Any Party from time to time may change its address, facsimile number or other information for the purpose of notices to that Party by giving notice specifying such change to the other Parties.

9.3	Entire Agreement

This Agreement supersedes all prior discussions and agreements between the Parties with respect to the subject matter hereof.

9.4	Amendment

This Agreement may be amended, supplemented or modified in any and all respects, but only by a written instrument duly executed by or on behalf of the Seller and the Buyer.

9.5	Waiver; Cumulative Rights

(a)	No waiver by any Party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion.

(b)	All remedies, either under this Agreement or by law or otherwise afforded the Party shall be cumulative and not alternative.

9.6	Binding Effect

This Agreement is binding upon, inures to the benefit of and is enforceable by the Parties and their respective successors and the assignee of the Parties. Notwithstanding the foregoing, this Agreement and the rights and obligations of a Party hereto may not be assigned without the prior written consent of the other Parties.

9.7	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Republic of the Philippines.

9.8	Counterparts; Effectiveness

This Agreement may be executed in any number of counterparts each of which shall be an original with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party.

Schedule 1

THE STOCK CERTIFICATES COVERING THE SHARES

Stock Certificate Number	No. of Shares	Registered Owner
13	1,156,500,000	Pilipino Telephone Corporation
P-04	916,740,172	PLDT Communications and Energy Ventures, Inc.

Annex “A”

Form of the Deed of Absolute Sale of Shares

DEED OF ABSOLUTE SALE OF SHARES

This Deed of Absolute Sale of Shares (the “Deed”) is entered into this                     , 2016 in Makati City, by and between:

PLDT COMMUNICATIONS AND ENERGY VENTURES, INC., a corporation organized and existing under Philippine laws, with principal office address at the 25th Floor, Smart Tower, 6799 Ayala Avenue, Makati City (“PCEV” or the “SELLER”);

- and -

METRO PACIFIC INVESTMENTS CORPORATION, a corporation organized and existing under Philippine laws, with principal office address at the 10th Floor, MGO Building, de la Rosa corner Legazpi Streets, Legazpi Village, Makati City (“MPIC” or the “BUYER”);

(Hereinafter, SELLER and BUYER shall be individually referred to as a “Party” and collectively as the “Parties”)

WITNESSETH: That –

WHEREAS, the SELLER is the legal, beneficial and registered owner of [●] ([●]) common shares / [●] ([●]) preferred shares of Beacon Electric Asset Holdings, Inc. (the “Corporation”), comprising approximately twenty five percent (25%) of the outstanding capital stock of the Corporation represented by original stock certificate numbers 13 and P-04 duly endorsed by the SELLER, copy/ies of which is/are attached hereto as Annex “A”, (the “Subject Shares”);

WHEREAS, the SELLER has agreed to sell, transfer and convey unto the BUYER, and the BUYER has agreed to purchase and acquire from the SELLER, the Subject Shares, under the terms and conditions herein provided;

NOW, THEREFORE, for and in consideration of the foregoing premises and of the terms and conditions hereinafter set forth, the Parties hereby agree as follows:

1. For and in consideration of the aggregate amount of Philippine Pesos: Twenty Six Billion Two Hundred Million (₱26,200,000,000.00) comprised of: (a) Philippine Pesos: Twenty Billion Four Hundred Thirteen Million Three Hundred Eighty Eight Thousand Nine Hundred Sixty Two and 50/100 (₱20,413,388,962.50) or approximately Philippine Pesos: Thirty One and 612/1000 (₱31.612) per Common Share; and (b) Philippine Pesos: Five Billion Seven Hundred Eighty Six Million Six Hundred Eleven Thousand Thirty Seven and 50/100 (₱5,786,611,037.50) or approximately Philippine Pesos: Twelve and 62/100 (₱12.62) per Preferred Share, the SELLER hereby sells, transfers and conveys unto the BUYER, and the BUYER hereby purchases and acquires from the SELLER, any and all of the rights, title and interest of the SELLER in and to the Subject Shares.

2. The capital gains tax on or income tax relating to the sale of the Subject Shares shall be for the account of the SELLER. The documentary stamp tax on this Deed and all other expenses relative to the transfer and registration of the Subject Shares in the name of the BUYER shall be for the account of the BUYER.

3. The SELLER hereby represents and warrants to the BUYER as follows:

(a) The SELLER is the legal, beneficial and registered owner of, and with good title to, the Subject Shares;

(b) The Subject Shares have been fully paid and validly issued and are non-assessable;

(c) The stock certificate(s) covering the Subject Shares are genuine, valid and subsisting stock certificates of the capital stock of the Corporation;

(d) The Subject Shares are free and clear of any subsisting option, warrant, security interest, lien, encumbrance, obligation, liability, charge, burden or similar arrangement or restriction, except for the limitations, restrictions and qualifications provided in the Articles of Incorporation and By-laws of the Corporation;

(e) There are no actions, suits, proceedings or investigations pending against or affecting any of the Subject Shares;

(f) Upon the delivery of the Subject Shares to the BUYER in accordance herewith, the BUYER will acquire good and valid title to and possession of the same;

(g) This Deed constitutes the valid and legally binding obligation of the SELLER, enforceable against the SELLER in accordance with its terms; and

(h) The execution, delivery and performance of this Deed by the SELLER does not violate, with or without the giving of notice or the passage of time, any provision of law now applicable to the SELLER and does not conflict with or result in a breach of any provision of any license, franchise, indenture, deed of trust or any other agreement, undertaking or other obligations to which the SELLER is a party, or for which it may be bound, or result in the creation of any lien, charge or encumbrance upon any of the properties or assets of the SELLER as would or will result in preventing the SELLER from fulfilling its obligations under this Deed.

4. In addition to the foregoing, both Parties likewise represent and warrant that each possesses full power and authority to execute and deliver this Deed and to perform their respective obligations hereunder, and the execution, delivery and performance of this Deed by both Parties have been duly and validly authorized by proper action, corporate or otherwise, whichever is applicable.

IN WITNESS WHEREOF, the Parties have hereunto set their hands on the date and in the place first above written.

	PLDT COMMUNICATIONS AND ENERGY VENTURES, INC. (SELLER) TIN: 489-462-000		METRO PACIFIC INVESTMENTS CORPORATION (BUYER) TIN: 244-520-457

By:		By:

SIGNED IN THE PRESENCE OF:

ACKNOWLEDGMENT

REPUBLIC OF THE PHILIPPINES)
MAKATI CITY ) S.S.

BEFORE ME, a Notary Public for and in the above jurisdiction, this                     , personally came and appeared the following:

Name	Passport No.	Date / Place Issued

known to me and by me known to be the same persons who executed the foregoing Deed of Absolute Sale of Shares and who acknowledged to me that the same is their free and voluntary act and deed.

This instrument is a Deed of Absolute Sale of Shares consists of          (    ) pages including the page where this acknowledgment is written, and is signed by the parties and their respective witnesses.

WITNESS MY HAND AND NOTARIAL SEAL on the date and in the place above written.

Doc. No.         ;

Page No.         ;

Book No.         ;

Series of 2016.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

The Seller:	PLDT COMMUNICATIONS AND ENERGY VENTURES, INC.

By:

/s/ Orlando B. Vea
Orlando B. Vea
President

The Buyer:	METRO PACIFIC INVESTMENTS CORPORATION

By:

/s/ Jose Ma. K. Lim
Jose Ma. K. Lim
President

SIGNED IN THE PRESENCE OF: